                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO
                                    FORM T-3


           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939


                         Abraxas Petroleum Corporation
                       Canadian Abraxas Petroleum Limited
                 ----------------------------------------------
                              (Name of applicant)

               500 North Loop 1604 East, Suite 100, San Antonio,
                Texas 78232 300 5th Avenue SW, # 1200, Calgary,
                            Alberta, Canada T2P 3C4
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                    TITLE OF CLASS                              AMOUNT
                -----------------------                     --------------
     11 1/2% Senior Secured Notes due 2004, Series A         $196,800,000

            -------------------------------------------------------

Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

                     Name and address of agent for service:

                              Robert L. G. Watson
                     President and Chief Executive Officer
                         Abraxas Petroleum Corporation
                      500 North Loop 1604 East, Suite 100
                           San Antonio, Texas 78232.

                                With a copy to:

                            Cox & Smith Incorporated
                           112 East Pecan, Suite 1800
                            San Antonio, Texas 78205
                            Attn: Steven R. Jacobs.


         The obligors hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    GENERAL


1.  General information.

         (a) Form of organization. Both Abraxas Petroleum Corporation ("Abraxas") and Canadian Abraxas Petroleum Limited ("Canadian Abraxas" and, together with Abraxas, the ("Applicants") are corporations.

         (b) State or other sovereign power under the laws of which organized. Abraxas is organized under the laws of the State of Nevada. Canadian Abraxas is organized under the laws of Alberta, Canada.

2. Securities Act exemption applicable.

         The Applicants are relying upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), in claiming that registration of the Exchange Notes (as hereinafter defined) to be issued by the Applicants in connection with the exchange offer hereinafter described (the "Exchange Offer") is not required under the Securities Act. The Exchange Offer will be made pursuant to the terms and provisions of an Offer to Exchange and Consent Solicitation dated November 18, 1999 (the "Offer to Exchange"), and the related Consent and Letter of Transmittal (the "Consent and Letter of Transmittal"). Pursuant to the Offer to Exchange and the Consent and Letter of Transmittal, the Applicants, as co-issuers, are offering to exchange their 11 1/2% Senior Secured Notes due 2004, Series A (the "Exchange Notes"), shares of Abraxas' common stock, par value $.01 per share ("Common Stock"), and Contingent Value Rights (the "CVRs") for their 11 1/2% Senior Notes due 2004, Series D (the "Old Notes") in the ratio of $700 principal amount of Exchange Notes, approximately 59.6184 shares of Common Stock, and approximately 59.6184 CVRs each of which may result in the distribution of up to approximately 6.3889 shares of Common Stock for each $1,000 principal amount of Old Notes. As of September 30, 1999, $274.0 million aggregate principal amount of the Old Notes were outstanding. If 100% of the outstanding Old Notes are accepted for exchange pursuant to the Exchange Offer, the Applicants will be required to issue a total of (i) $196.8 million aggregate principal amount of Exchange Notes; (ii) 16.3 million shares of Common Stock; and (iii) 16.3 million CVRs. The holders of the Old Notes have not made, nor will they make, any cash payments in connection with the Exchange Offer. Consummation of the Exchange Offer is conditioned upon, among other things, the qualification of the indenture (the "Indenture") for the Exchange Notes, a copy of which is filed as an exhibit to this Form T-3, under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). There have not been, and there will not be, any sales of the Exchange Notes, Common Stock or CVRs made by the Applicants (other than those sales included within the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. The Applicants will not pay any commission or other remuneration or consideration, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Old Notes. The Applicants have appointed The Bank of New York (the "Exchange Agent") as the exchange agent in connection with the Exchange Offer. In such capacity, the Exchange Agent will perform services for the Applicants in connection with the tender and withdrawal of Old Notes pursuant to the Exchange Offer. The Applicants have agreed to pay the Exchange Agent compensation for its services, to reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith and to indemnify the Exchange Agent against any losses or claims incurred without negligence or bad faith on the part of the Exchange Agent in connection with its duties under the Exchange Offer. In addition, the Applicants will pay remuneration to their financial, legal, and accounting counsel for the provision of advisory, legal, and accountancy services, respectively.

                                  AFFILIATIONS

3.       Affiliates.

         (a) The following are subsidiaries of Abraxas with the percentages of voting securities owned by Abraxas indicated in parenthesis:

             (i)   Canadian Abraxas Petroleum Limited (100%).
             (ii)  Wamsutter Holdings, Inc. (100%).
             (iii) Sandia Oil & Gas Corp. (100%). (1)
             (iv)  Western Associated Energy Corp. (100%).
             (v)   Grey Wolf Exploration, Inc. (47.1%). (2)

         (b) The following are subsidiaries of Canadian Abraxas with the percentages of voting securities owned by Canadian Abraxas indicated in parenthesis:

             (i)   New Cache Petroleums, Ltd. (100%).

         (c) See Item 4 for "Directors and Officers" of the Applicants, some of whom may be deemed to be affiliates of the Applicants by virtue of their positions.

(1) Sandia Oil & Gas Corp. owns 100% of the voting securities of Sandia Operating, Inc.

(2) Canadian Abraxas owns 1.6% of the voting securities of Grey Wolf Exploration, Inc.


                             MANAGEMENT AND CONTROL

4. Directors and executive officers.

           NAME                               ADDRESS                               OFFICE
           ----                               -------                               ------
  Robert L. G. Watson         c/o Abraxas Petroleum Corporation    Chairman of the Board, President and
                              500 North Loop 1604 East             Chief Executive Officer of Abraxas;
                              Suite 100                            Chairman of the Board, President and
                              San Antonio, Texas 78232             director of Canadian Abraxas

  Chris E. Williford          c/o Abraxas Petroleum Corporation    Executive Vice President, Chief
                              500 North Loop 1604 East             Financial Officer, Treasurer and
                              Suite 100                            director of Abraxas; Vice President
                              San Antonio, Texas 78232             and Assistant Secretary of Canadian
                                                                   Abraxas

  Robert W. Carington, Jr.    c/o Abraxas Petroleum Corporation    Executive Vice President and director
                              500 North Loop 1604 East             of Abraxas
                              Suite 100
                              San Antonio, Texas 78232

  Franklin A. Burke           c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Harold D. Carter            c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Robert D. Gershen           c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Richard M. Kleberg, III     c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  James C. Phelps             c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Paul A. Powell, Jr.         c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Richard M. Riggs            c/o Abraxas Petroleum Corporation    Director of Abraxas
                              500 North Loop 1604 East
                              Suite 100
                              San Antonio, Texas 78232

  Roger L. Bruton             c/o Abraxas Petroleum Corporation    Executive Vice President and director
                              500 North Loop 1604 East             of Canadian Abraxas
                              Suite 100
                              San Antonio, Texas 78232

  Donald A. Engle             c/o Abraxas Petroleum Corporation    Secretary and director of Canadian
                              500 North Loop 1604 East             Abraxas
                              Suite 100
                              San Antonio, Texas 78232

5. Principal owners of voting securities. The following own 10% or more of the voting securities of Canadian Abraxas:

      NAME AND COMPLETE              TITLE OF CLASS               AMOUNT            % OF VOTING SECURITIES
       MAILING ADDRESS                   OWNED                     OWNED                     OWNED
      -----------------              --------------               -------            ---------------------
Abraxas Petroleum Corporation         Common Stock                 5,751                     100%

  500 North Loop 1604 East,
          Suite 100
   San Antonio, Texas 78232


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

                                 UNDERWRITERS

6. Underwriters. (a) The name and complete mailing address of each person who, within three years prior to the date of the filing this application, acted as an underwriter of any securities of the Applicants which are outstanding on the date of filing this application and the title of each class of the securities underwritten follows:

        Class of Securities                      Underwriter                   Complete Mailing Address
        -------------------                      -----------                   ------------------------
       12.875% Senior Secured             Jefferies & Company, Inc.             909 Fannin, Suite 3100
           Notes due 2003                                                        Houston, Texas 77010

         11 1/2% Senior Notes                Jefferies & Company, Inc.             909 Fannin, Suite 3100
         due 2004, Series D                                                      Houston, Texas 77010

                               CAPITAL SECURITIES

7.  Capitalization.  (a)  Authorized Classes of Securities.

                            As of November 18, 1999.

           TITLE OF CLASS                       AMOUNT AUTHORIZED                  AMOUNT OUTSTANDING
           --------------                       -----------------                  ------------------
Abraxas:

    Common Stock, par value                         50,000,000                           6,352,672
    $.01 per share (1)

    Preferred Stock, par value                       1,000,000                                   0
    $.01 per share

    11 1/2% Senior Notes due 2004,                $275,000,000                        $274,000,000
    Series D

    12.875% Senior Secured                         $63,500,000                         $63,500,000
    Notes due 2003

Canadian Abraxas (2)

    Common Shares                                    Unlimited                               5,751

    First Preferred Shares                           Unlimited                                   0

(1) Abraxas has warrants ("Warrants") outstanding to purchase an aggregate of 225,500 shares of Abraxas Common Stock. Associated Energy Managers, Inc. ("AEM"), has Warrants to purchase 13,500 shares at an exercise price of $7.00 per share. First Union National Bank of North Carolina ("First Union") has warrants to purchase 212,000 shares of Abraxas Common Stock at an exercise price of $9.79 per share. These warrants were issued to First Union in connection with Abraxas' credit agreement. First Union and AEM have certain registration rights with respect to shares of the Abraxas common stock issued pursuant to the exercise of such Warrants.

         All outstanding Warrants contain provisions that protect AEM and First Union against dilution by adjusting the price at which the Warrants are exercisable and the number of shares of the Abraxas Common Stock issuable upon exercise thereof upon the occurrence of certain events, including payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications, mergers, consolidations or the issuance or sale of Common Stock or options, rights or securities convertible into shares of the Common Stock, in the case of AEM, at less than the current market price or, in the case of First Union, at a price less than the greater of the current market price or the exercise price. A holder of Warrants has no rights as a stockholder of Abraxas until the Warrants are exercised. All Warrants are currently exercisable, although none have been exercised as of the date hereof.

(2) Canadian Abraxas is a guarantor of Abraxas' 12.875% Senior Secured Notes due 2003.

(b) Voting Rights.

         (i) Holders of the Abraxas Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. The Board of Directors of Abraxas is authorized, without any further action by the stockholders, to determine the voting rights of any series of Preferred Stock. No such series of Preferred Stock have been designated or issued.

         (ii) Holders of the Canadian Abraxas Common Shares and First Preferred Shares are entitled to cast one vote for each share held of record on all matters submitted to a vote of Shareholders.

                              INDENTURE SECURITIES

8. Analysis of Indenture provisions.


         Defined terms used in this Item 8 that are not otherwise defined in this application shall have the meanings given to such terms in the Indenture.

(A)      Events of Default; Withholding of Notice.

         An "Event of Default" means any of the following events:

                  (i) the failure to pay interest on any Exchange Notes when the same becomes due and payable and such default continues for a period of 30 days;

                  (ii) the failure to pay the principal of any Exchange Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Exchange Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

                  (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after either Issuer or any Subsidiary Guarantor receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Exchange Notes (except in the case of a default with respect to observance or performance of any of the terms or provisions of the Indenture covenants relating to Change of Control (Section 4.15), Limitation on Asset Sales (Section 4.16) or Merger, Consolidation and Sale of Assets (Section 5.01) which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

                  (iv) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of Abraxas or any Restricted Subsidiary (or the payment of which is guaranteed by Abraxas or any Restricted Subsidiary), whether such Indebtedness now exists, or is created after the Issue Date, which default (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after any applicable grace period provided in such Indebtedness (a "payment default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5,000,000 or more;

                  (v) one or more judgments in an aggregate amount in excess of $5,000,000 (unless covered by insurance by a reputable insurer as to which the insurer has acknowledged coverage) shall have been rendered against Abraxas or any of its Restricted Subsidiaries and such judgments remain undischarged, unvacated, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

                  (vi) Abraxas or any of its Subsidiaries pursuant to or under or within the meaning of any Bankruptcy Law (a) commences a voluntary case or proceeding; (b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally;

                  (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (a) is for relief against Abraxas or any Subsidiary of Abraxas in an involuntary case or proceeding, (b) appoints a Custodian of Abraxas or any Subsidiary of Abraxas for all or substantially all of its Properties, or (c) orders the liquidation of Abraxas or any Subsidiary of Abraxas, and in each case the order or decree remains unstayed and in effect for 60 days; or

                  (viii) any of the Guarantees or any of the Security Documents ceases to be in full force and effect or any of the Guarantees or the Security Documents is declared to be null and void or invalid and unenforceable or any of the Subsidiary Guarantors denies or disaffirms its liability under its Guarantee (other than by reason of release of a Subsidiary Guarantor in accordance with the terms of the Indenture) or any obligor or any Related Person denies or disaffirms its liability under any Security Document to which it is party.

    Upon the happening of any Event of Default, the Trustee or the holders of at least 25% in principal amount of outstanding Exchange Notes may declare the principal of, premium, if any, and accrued and unpaid interest on all the Exchange Notes to be due and payable by notice in writing to the Issuers and the Trustee specifying the Event of Default and that it is a "notice of acceleration", and the same shall become immediately due and payable. If an Event of Default described in clauses (vi) and (vii) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Exchange Notes will be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

    At any time after a declaration of acceleration with respect to the Exchange Notes as described in the preceding paragraph, the holders of a majority in principal amount of the Exchange Notes may rescind and cancel such declaration (i) if the rescission would not conflict with any judgment or decree; (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration; (iii) if, to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which have become due otherwise than by such declaration of acceleration, has been paid;
(iv) if the Issuers have paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and (v) if, in the event of the cure or waiver of an Event of Default of the type described in clauses (vi) and (vii) above, the Trustee shall have received an Officer's Certificate and an Opinion of Counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    Prior to the declaration of acceleration of the Exchange Notes, the holders of a majority in principal amount of the Exchange Notes then outstanding by written notice to the Trustee may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Exchange Notes or in respect of any provision of the Indenture which cannot be modified or amended without the consent of a Holder pursuant to Section 9.02 of the Indenture. When a Default or Event of Default is so waived, it shall be deemed cured and shall cease to exist.

    If a Default or an Event of Default occurs and is continuing and if (i) the Trustee receives written notice thereof or (ii) such default is an Event of Default relating to the failure to pay principal of, or interest on, the Exchange Notes, the Trustee shall mail to each Holder and to the First Lien Notes Representative notice of the uncured Default or Event of Default within 90 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Exchange Note, including an accelerated payment, a Default in payment on the Change of Control Payment Date pursuant to a Change of Control Offer or on the Net Proceeds Offer Payment Date pursuant to a Net Proceeds Offer and a Default in compliance with the Indenture provisions regarding a Merger, Consolidation and Sale of Assets, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders.

(B) Authentication and Delivery; Application of Proceeds.

    Two Officers, or an Officer and an Assistant Secretary of each Issuer and each Subsidiary Guarantor, shall sign, or one Officer shall sign and one Officer or an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Exchange Notes for the Issuers and the Guarantees for the Subsidiary Guarantors by manual or facsimile signature. If an Officer or Assistant Secretary whose signature is on an Exchange Note or a Guarantee was an Officer or Assistant Secretary at the time of such execution but no longer holds that office or position at the time the Trustee authenticates the Exchange Note, the Exchange Note shall nevertheless be valid.

    An Exchange Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Exchange Note. The signature shall be conclusive evidence that the Exchange Note has been authenticated under the Indenture.

    The Trustee upon receipt of a written order in the form of an Officers' Certificate shall authenticate Exchange Notes for original issue in the aggregate principal amount not to exceed $196,800,000.00, in each case upon a written order of the Issuers in the form of an Officers' Certificate of each Issuer. Each such written order shall specify the amount of Exchange Notes to be authenticated and the date on which the Exchange Notes are to be authenticated, and whether the Exchange Notes are to be issued as Physical Notes or Global Notes or such other information as the Trustee may reasonably request.

    The Trustee may appoint an authenticating agent (the "Authenticating Agent") reasonably acceptable to the Issuers to authenticate Exchange Notes. Unless otherwise provided in the appointment set forth in the Indenture, an Authenticating Agent may authenticate Exchange Notes whenever the Trustee may do so.

    The Exchange Notes shall be issuable in fully registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof.

    The Exchange Notes are being issued in exchange for the Old Notes; as such, there will be no proceeds to the Issuers from the issuance of the Exchange Notes.

(C) Release and Substitution of Property Subject to the Lien of the Indenture.

   Upon compliance by the Issuers with the conditions set forth below in respect of any sale, transfer or other disposition, the Trustee shall release the Released Interests (as defined below) from the Lien of the Indenture and the Security Documents and reconvey the Released Interests to the Issuers or the grantor of the Lien on such property. The Issuers will have the right to obtain a release of items of Collateral (the "Released Interests") subject to any sale, transfer or other disposition, or owned by a Restricted Subsidiary the Capital Stock of which is sold in compliance with the terms of the Indenture such that it ceases to be a Restricted Subsidiary, upon compliance with the condition that such Issuers deliver to the Trustee the following:

         (i) a written notice in the form of an Officers' Certificate from Abraxas requesting the release of Released Interests:

                  (a) describing the proposed Released Interests,

                  (b) specifying the value of such Released Interests or such Capital Stock, as the case may be, on a date within 60 days of the Abraxas notice (the "Valuation Date"),

                  (c) stating that the consideration to be received is at least equal to the fair market value of the Released Interests,

                  (d) stating that the release of such Released Interests will not interfere with the Trustee's ability to realize the value of the remaining Collateral and will not impair the maintenance and operation of the remaining Collateral,

                  (e) confirming the sale or exchange of, or an agreement to sell or exchange, such Released Interests or such Capital Stock, as the case may be, is a bona fide sale to or exchange with a Person that is not an Affiliate of the Issuers or, in the event that such sale or exchange is to or with a Person that is an Affiliate, confirming that such sale or exchange is made in compliance the provisions of the Indenture relating to Limitation on Transactions with Affiliates (Section 4.11),

                  (f) in the event there is to be a contemporaneous substitution of property for the Collateral subject to the sale, transfer or other disposition, specifying the property intended to be substituted for the Collateral to be disposed of,

         (ii) an Officers' Certificate of Abraxas stating that:

                  (a) such sale, transfer or other disposition complies with the terms and conditions of the Indenture,

                  (b) all Net Cash Proceeds from the sale, transfer or other disposition of any of the Released Interests or such Capital Stock, as the case may be, will be applied pursuant to the provisions of the Indenture in respect of the deposit of proceeds into the Collateral Account or with the First Lien Notes Representative as contemplated by the Indenture and in respect of Asset Sales, to the extent applicable,

                  (c) there is no Default or Event of Default in effect or continuing on the date thereof or the date of such sale, transfer or other disposition,

                  (d) the release of the Collateral will not result in a Default or Event of Default under the Indenture,

                  (e) upon the delivery of such Officers' Certificate, all conditions precedent in the Indenture relating to the release in question will have been complied with,

                  (f) such sale, transfer or other disposition is not between Abraxas and any of its Restricted Subsidiary or between Restricted Subsidiaries, and

                  (g) such sale, transfer or other disposition is not a sale, transfer or other disposition that is excluded from the definition of "Asset Sale" because it was a sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of Abraxas in a transaction which made in compliance with the provisions of the Indenture relating to Merger, Consolidation and Sale of Assets (Section 5.01).

         (iii) all documentation required by the TIA, if any, prior to the release of Collateral by the Trustee and, in the event there is to be a contemporaneous substitution of property for the Collateral subject to such sale, transfer or other disposition, all documentation necessary to effect the substitution of such new Collateral.

   Notwithstanding the provisions described above, so long as no Event of Default shall have occurred and be continuing, the Issuers may, without satisfaction of the conditions described above, all to the extent consistent with the provisions of the Indenture relating to Corporate Existence (Section 4.03), Maintenance of Properties and Insurance (Section 4.05) and Compliance with Law (Section 4.07), (i) sell or otherwise dispose of any equipment or inventory subject to the Lien of the Indenture and the Security Documents, which may have become worn out or obsolete, (ii) abandon, terminate, cancel, release or make alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents, (iii) surrender or modify any franchise, license or permit subject to the Lien of the Indenture or any of the Security Documents which it may own or under which it may be operating, (iv) alter, repair, replace, change the location or position of and add to its structures, machinery, systems, equipment, fixtures and appurtenances, (v) demolish, dismantle, tear down or scrap any obsolete Collateral or abandon any portion thereof, (vi) grant farm-outs, leases or sub-leases in respect of real property to the extent the foregoing does not constitute an Asset Sale, and (vii) dispose of Hydrocarbons or other mineral products for value in the ordinary course of business all in accordance with the terms of the TIA.

(D) Satisfaction and Discharge of the Indenture.

    The Issuers and the Subsidiary Guarantors will have no further obligations under the Indenture, the Security Documents and the Guarantees as to all outstanding Exchange Notes, other than surviving rights of registration of transfer or exchange of the Exchange Notes, when either (i) all the Exchange Notes have been delivered to the Trustee for cancellation except lost, stolen or destroyed Exchange Notes which have been replaced or paid and Exchange Notes which the Issuers have deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust, or (ii) all Exchange Notes have become due and payable and the Issuers have deposited with the Trustee funds in sufficient to pay and discharge the entire Indebtedness on the Exchange Notes on their various due dates, the Issuers have paid all other sums payable under the Indenture by the Issuers, and the Issuers have delivered to the Trustee an officer's certificate and an opinion of counsel stating that the Issuers have complied with all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture.

    As long as the Issuers take steps to make sure that holders receive all of their payment under the Exchange Notes and are able to transfer the Exchange Notes, the Issuers can elect to legally release themselves and any of the Subsidiary Guarantors for any Obligations on the Exchange Notes (called "Legal Defeasance") other than: (i) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the Exchange Notes when such payments are due; (ii) the Issuers' obligations with respect to the Exchange Notes to issue temporary Exchange Notes, register Exchange Notes, replace mutilated, destroyed, lost or stolen Exchange Notes and the maintenance of an office or agency for payments; the rights, powers, trust, duties and immunities of the Trustee; and (iii) the Legal Defeasance provisions of the Indenture.

    In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers and the Subsidiary Guarantors, if any, released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance"). In the event Covenant Defeasance occurs, certain events (other than non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Exchange Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance,

         (i) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the holders cash in U.S. dollars and/or non-callable U.S. government obligations in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Exchange Notes on their various due dates;

         (ii) in the case of Legal Defeasance, the Issuers must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

         (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling, or

         (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

         (iii) in the case of Covenant Defeasance, the Issuers must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

         (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

         (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which Abraxas or any of its Restricted Subsidiaries is a party or by which Abraxas or any of its Restricted Subsidiaries is bound;

         (vi) the Issuers must deliver an officer's certificate to the Trustee stating that the deposit was not made by the Issuers with the intent of preferring the holders over any other creditors of the Issuers or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuers or others;

         (vii) the Issuers must deliver an officer's certificate and an opinion of counsel to the Trustee, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

         (viii) the Issuers must deliver an opinion of counsel to the Trustee to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

(E) Evidence as to Compliance.

    Upon any request or application by the Issuers to the Trustee to take any action under the Indenture, the Issuers shall furnish to the Trustee: (i) an Officers' Certificate, in form and substance satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent to be performed by the Issuers, if any, provided for in the Indenture relating to the proposed action have been complied with; and (ii) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent to be performed by the Issuers, if any, provided for in the Indenture relating to the proposed action have been complied with (which counsel, as to factual matters, may rely on an Officers' Certificate).

         Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture, other than the Officers' Certificate submitted quarterly and discussed below, shall include: (i) a statement that the Person making such certificate or opinion has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of such Person, he has made such examination or investigation as is reasonably necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been complied with.

    The Issuers shall deliver to the Trustee, within 105 days after the end of each of their respective fiscal quarters, an Officers' Certificate of each of the Issuers (provided, however, that one of the signatories to each such Officers' Certificate shall be the respective Issuer's principal executive officer, principal financial officer or principal accounting officer), as to such Officers' knowledge, without independent investigation, of the Issuers' compliance with all conditions and covenants under this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and in the event any Default of the Issuers exists, such Officers shall specify the nature of such Default. Each such Officers' Certificate shall also notify the Trustee should such Issuer elect to change the manner in which it fixes its fiscal year end.

So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the annual financial statements delivered pursuant to the Indenture shall be accompanied by a written report of Abraxas' independent certified public accountants (who shall be a firm of established national reputation) stating (A) that their audit examination has included a review of the terms of the Indenture and the form of the

Exchange Notes as they relate to accounting matters, and (B) whether, in connection with their audit examination, any Default or Event of Default has come to their attention and if such a Default or Event of Default has come to their attention, specifying the nature and period of existence thereof.

    If any Default or Event of Default has occurred and is continuing or if any Holder seeks to exercise any remedy under the Indenture with respect to a claimed Default under the Indenture or the Exchange Notes, Abraxas shall deliver to the Trustee an Officers' Certificate specifying such event, notice or other action within 10 days of its becoming aware of such occurrence.


9. Other obligors.


         The following subsidiaries of the Applicants are guarantors of the Exchange Notes:


                     NAME                                    COMPLETE MAILING ADDRESS
                     ----                                    ------------------------0
            Sandia Oil & Gas Corp.                      500 North Loop 1604 East, Suite 100
                                                             San Antonio, Texas 78232

          New Cache Petroleums, Ltd.                         300 5th Avenue SW, #1200
                                                         Calgary, Alberta, Canada T2P 3C4

           Wamsutter Holdings, Inc.                     500 North Loop 1604 East, Suite 100
                                                             San Antonio, Texas 78232

Contents of application for qualification. This application for qualification comprises--


         (a) Pages numbered 1 to 14, consecutively.



         (b) The statement of eligibility and qualification of each trustee under the Indenture to be qualified (filed previously as Exhibit
             T3G).


         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

  (i) Exhibit T3A-1.1: Articles of Incorporation of Abraxas (Filed as Exhibit 3.1 to Abraxas' Registration Statement on Form S-4, No. 333-36565 (the "S-4 Registration Statement")).

                  Exhibit T3A-1.2: Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990 (Filed as
                  Exhibit 3.3 to the S-4 Registration Statement).

                  Exhibit T3A-1.3: Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as
                  Exhibit 3.4 to the S-4 Registration Statement).

                  Exhibit T3A-1.4: Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995 (Filed as Exhibit
                  3.4 to Abraxas' Registration Statement on Form S-3, No. 333-00398 (the "S-3 Registration Statement")).

                  Exhibit T3A-2: Articles of Incorporation of Canadian Abraxas (Filed as Exhibit 3.7 to Abraxas and Canadian Abraxas' Registration Statement on Form S-4, 333-18673, (the "Exchange Offer Registration Statement")).

  (ii) Exhibit T3B-1: Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.5 to the S-3 Registration Statement).

                  Exhibit T3B-2: Bylaws of Canadian Abraxas (Filed as Exhibit
                  3.8 to the Exchange Offer Registration Statement).

  (iii) Exhibit T3C: A copy of the Indenture to be qualified (filed herewith).

   (iv)           Exhibit T3D:  Not applicable.

    (v) Exhibit T3E-1: A copy of the Offer to Exchange to be sent or given to holders of the Applicants' 11 1/2% Senior Notes due
                  2004, Series D in connection with the Exchange Offer
                  (previously filed).

                  Exhibit T3E-2: A copy of the Consent and Letter of Transmittal to be sent or given to holders of the Applicants'
                  11 1/2% Senior Notes due 2004, Series D in connection with the Exchange Offer (previously filed).

   (vi) Exhibit T3F: A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to
                  Section 310 through 318(a), inclusive, of the Trust Indenture
                  Act, is incorporated by reference to the "Cross Reference
                  Table" of the Indenture set forth as Exhibit T3C hereof.

  (vii) Exhibit T3G: A copy of the Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act (previously filed).

                                   SIGNATURE


   Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Abraxas Petroleum Corporation, a corporation organized and existing under the laws of the State of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, and State of Texas, on the 14th day of December, 1999.


(SEAL)


                                    ABRAXAS PETROLEUM CORPORATION


                                    By:  /s/ Robert L.G. Watson
                                         ----------------------------
                                         Robert L.G. Watson,
                                         President and Chief Executive Officer



ATTEST:  /s/ Chris E. Williford
         ------------------------------------
         Chris E. Williford, Executive Vice
         President, Chief Financial Officer,
         and Treasurer


   Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Canadian Abraxas Petroleum Limited, a corporation organized and existing under the laws of Calgary, Alberta, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, and State of Texas, on the 14th day of December, 1999.


(SEAL)


                                    CANADIAN ABRAXAS PETROLEUM LIMITED


                                    By:  /s/ Robert L.G. Watson
                                         ----------------------------------
                                         Robert L.G. Watson,
                                         President and Chief Executive Officer



ATTEST:  /s/ Chris E. Williford
         ------------------------------------
           Chris E. Williford, Vice President
           and Assistant Secretary

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
--------          -----------
  (i)             Exhibit T3A-1.1: Articles of Incorporation of Abraxas (Filed
                  as Exhibit 3.1 to Abraxas' Registration Statement on Form
                  S-4, No. 333-36565 (the "S-4 Registration Statement")).

                  Exhibit T3A-1.2: Articles of Amendment to the Articles of
                  Incorporation of Abraxas dated October 22, 1990 (Filed as
                  Exhibit 3.3 to the S-4 Registration Statement).

                  Exhibit T3A-1.3: Articles of Amendment to the Articles of
                  Incorporation of Abraxas dated December 18, 1990. (Filed as
                  Exhibit 3.4 to the S-4 Registration Statement).

                  Exhibit T3A-1.4: Articles of Amendment to the Articles of
                  Incorporation of Abraxas dated June 8, 1995 (Filed as Exhibit
                  3.4 to Abraxas' Registration Statement on Form S-3, No.
                  333-00398 (the "S-3 Registration Statement")).

                  Exhibit T3A-2: Articles of Incorporation of Canadian Abraxas
                  (Filed as Exhibit 3.7 to Abraxas and Canadian Abraxas'
                  Registration Statement on Form S-4, 333-18673, (the "Exchange
                  Offer Registration Statement")).

  (ii) Exhibit T3B-1: Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.5 to the S-3 Registration Statement).

                  Exhibit T3B-2: Bylaws of Canadian Abraxas (Filed as Exhibit
                  3.8 to the Exchange Offer Registration Statement).

  (iii) Exhibit T3C: A copy of the Indenture to be qualified (filed herewith).

   (iv)           Exhibit T3D:  Not applicable.

    (v) Exhibit T3E-1: A copy of the Offer to Exchange to be sent or given to holders of the Applicants' 11 1/2% Senior Notes due
                  2004, Series D in connection with the Exchange Offer
                  (previously filed).

                  Exhibit T3E-2: A copy of the Consent and Letter of Transmittal to be sent or given to holders of the Applicants'
                  11 1/2% Senior Notes due 2004, Series D in connection with the Exchange Offer (previously filed).

   (vi) Exhibit T3F: A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to
                  Section 310 through 318(a), inclusive, of the Trust Indenture
                  Act, is incorporated by reference to the "Cross Reference
                  Table" of the Indenture set forth as Exhibit T3C hereof.

  (vii) Exhibit T3G: A copy of the Trustee's Statement of Eligibility on Form T-1 under the Trust Indenture Act (previously filed).